UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at May 24, 2007

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 24, 2007

* Print the name and title of the signing officer under his signature
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1020 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.anooraqresources.com

ANOORAQ ANNOUNCES APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER
& RESIGNATION OF DIRECTOR

May 24, 2007, Vancouver, BC - Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; AMEX: ANO; JSE: ARQ) announces the appointment of Iemrahn Hassen, CA, to the Board and as the Chief Financial Officer of the Company, effective June 1, 2007. Mr Hassen will be based in South Africa.

Mr Hassen has 23 years of experience in the service, manufacturing and mining sectors. He received his Chartered Accountant designation in 1991. For the past two years he has worked as a financial consultant in the mining sector for Mintek and Gold Fields Limited. Prior to that, he was the CFO for Mobile Telephone Networks in South Africa for two years, spent three years as the Senior Manager of Finance of Gold Fields Limited, and spent one and a half years with the accounting firm Deloitte and Touche. From October 1974 to January 1999, he worked for several companies in the service and manufacturing sectors, rising from Group Accountant in the early 1980's to roles of Business Development Manager and Financial Manager for Samancor Limited in June 1997.

Phumzile Langeni, Executive Director, Investor Relations has resigned from the Board of Directors, and will be leaving the Company to pursue other business interests.

Tumelo Motsisi said: "On behalf of the Board and management of Anooraq, I would like to thank Ms Langeni for her contribution over the last three years, and wish her well in her new career pursuits."

"I would also like to welcome Iemrahn Hassen to the Board and management team. Iemrahn has a distinguished career including stints in various financial positions at Samancor Limited, Senior Manager - Finance at Deloitte & Touche, Senior Manager at Gold Fields and Group Executive of Finance for MTN South Africa. He has most recently been a finance consultant to Gold Fields and Mintek. He will play a pivotal role as the Company advances its PGM interests in South Africa."

Tumelo Motsisi
Managing Director & Deputy CEO

For additional details on Anooraq and its South Africa Properties please visit the Company's website at www.anooraqresources.com or contact:

Investor Services Vancouver, Canada Phone: (604) 684-6365 Toll free: (within North America) 1-800-667-2114	Investor Relations Johannesburg, South Africa Phone: +2711 883 0831 or +2783 745 5834

No regulatory authority has approved or disapproved the information contained in this news release.